Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group To Issue $450 Million of BMO Tier 1 Notes Through BMO Capital Trust II
TORONTO, December 12, 2008 — Bank of Montreal (TSX, NYSE: BMO) today announced that BMO Capital Trust II (the “Trust”), a closed-end trust wholly-owned by the Bank, will issue $450 million of BMO Tier 1 Notes — Series A due December 31, 2107 (the “Notes”). The Notes are expected to qualify as Tier 1 capital of the Bank for regulatory purposes. The Trust intends to file a final prospectus with the Canadian securities regulators today, and anticipates that a receipt for the prospectus will be issued on Monday, December 15, 2008.
Interest on the Notes is payable semi-annually. From the date of issue to but excluding December 31, 2018, the rate of interest on the Notes will be fixed at 10.221% per annum. Starting on December 31, 2018, and on every fifth anniversary after such date, the rate of interest on the Notes will be reset as described in the prospectus filed by the Trust and the Bank.
On or after December 31, 2013, the Trust may, at its option and subject to certain conditions, redeem the Notes, in whole or in part.
In certain circumstances, the Notes or interest thereon may be automatically exchanged or paid by the issuance of Class B non-cumulative preferred shares of the Bank.
The transaction is expected to close on December 18, 2008 and the net proceeds will be used by the Bank for general corporate purposes.
BMO Capital Markets is the lead underwriter on the issue.
The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell in the United States.
For News Media Enquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873
For Investor Relations Enquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com